Exhibit 1
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VIA FACSIMILE & U.S. MAIL

October 17, 2002

Mr. A. James Dearlove
President & C.E.O.
Penn Virginia Corporation
One Radnor Corp Center, Suite 200
100 Matsonford Road
Radnor, PA  19087-4515

Dear Mr. Dearlove:

I am writing to inform you that we have recently acquired additional Penn Virginia (the "Company") shares bringing our holdings to 9.8 % of the outstanding shares and making us the Company's largest shareholder.

While we are confident that the assets controlled by the Company remain significantly undervalued (particularly in light of the recent rise in natural gas prices), such confidence does not extend to your management. Our meeting with you and your attorney on October 3, 2002 only increased our concern that you appear to place your own economic interest and your job security over the interests of your shareholders.

In particular, we note your miniscule shareholdings of 30,000 shares and generous option awards. We believe that your meager economic interest coupled with a disproportionate options interest provides you with an incentive to pursue high-risk "pie in the sky" exploration adventures or ill-advised acquisitions such as Synergy.

It is our firm belief that Penn Virginia should use a significant portion of its free cash to purchase its own shares in the open market, a view expressed to you by other shareholders as well. When I first suggested this to you on a conference call, you stated the opinion that share repurchases conducted by small capitalization companies do not create shareholder value. As support for your view you cited a study by the University of Illinois. We acquired a copy of the study, which was prepared by a graduate student, and did not find the arguments convincing.


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Based on our own experience investing in small capitalization stocks for seven years, we can point to numerous examples of companies that significantly enhanced their value by deploying excess capital to repurchase their own shares. To begin, innumerable savings and loans, particularly those that converted from mutual form to stock form, experienced significant gains. I also suggest you look at the long term charts of companies such as NV Ryan, MDC Holdings, Annaly Mortgage, and ChemFirst Inc. for examples of small capitalization companies that have steadily created shareholder value via share repurchase programs. These companies, not coincidentally, are run by individuals who have significant holdings in their companies. In your own industry, two examples of well-run companies that have used capital to repurchase their shares are Patina Oil & Gas and Plains Resources. Over the past 5 years from October 17, 1997 to October 17, 2002, Patina shares have risen 265%; Patina's Chief Executive owns 1.96 million or 8.75% of the outstanding shares. Plains Resources shares have risen 27% over the same 5 year period. Its chief executive has taken options in lieu of salary. During this same period, Penn Virginia's shares have risen just 2.8%.

Accordingly, we reiterate our demands that the Company institute a share repurchase program and immediately begin a program of repurchasing its shares.

We reiterate our criticism of the Company's corporate governance and recently amended poison pill. We believe the adoption of a so-called "Dead Hand" pill (illegal in Delaware, the state with the most highly developed corporate state law) is in extremely bad faith with regard to prudent corporate governance. Any pill that can only be rescinded or modified by the same directors is grossly unfair. This pill has been widely discredited and criticized by institutional shareholders such as Calpers. In addition, the newly established 10% threshold is highly restrictive and potentially harmful to both the share price and to all shareholders given the draconian consequences of tripping the pill. Frankly, your enactment of the Dead Hand Pill reminds me of Fidel Castro's recent referendum to preserve Communism as the official government of his country even after he leaves the government. I do not believe that a Board of Directors that believes in democratic principles would endorse such a measure.


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As your largest shareholder, we insist that you repeal the Dead Hand pill and do away with a cap on the number of shares that may be held by your shareholders.

Based on our own analysis and discussions with other analysts and executives in your industry, the Company's oil and gas assets are severely undervalued. The recent strength in oil and gas markets and a $4.25 / Mcfe Henry Hub price suggests this is an opportune time to market oil and gas assets. Many E&P companies currently seek to replace their reserves through acquisition rather than internal development. Your recent Synergy experience and its skyrocketing finding costs will undoubtedly confirm this logic. We would not want Penn Virginia to miss this ripe market opportunity. Anadarko Petroleum's recent acquisition of Howell Corp. would provide a healthy baseline data point for what PVA shares are potentially worth. At $.83 per Mcfe, this would price PVA shares in the low $40s. We believe the quality of PVA reserves is superior to those of Howell. As you know, you objected to our bringing a potential corporate buyer to our meeting earlier this month.

Accordingly, we encourage the Company to retain an investment banker to explore options to maximize shareholder value, including the possible sale of the Company.

We believe that, based on our discussions with other significant shareholders, your owners would support such action to be taken. Your reluctance to give serious consideration to our prior proposals leaves us with no other alternative as fiduciaries but to take steps to protect our investment and to explore the possibility of making changes to management and to the Board of Directors.

Accordingly, we are currently studying the feasibility of waging a proxy contest to replace the Board with members who are more in tune with their shareholders desire to maximize value.

Unlike other activist shareholders who were worn out by your intransigence, trust me that we will not go away. I hope you will reassess your position and consider the suggestions made by your largest shareholder.

I look forward to hearing from you.


Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb